UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check one):  X  Form 10-K     Form 20-F     Form 11-K     Form 10-Q
             ---           ---           ---           ---
                 Form 10-D     Form N-SAR     Form N-CSR
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For Period Ended:  December 31, 2006
                 ---------------------------
      Transition Report on Form 10-K
 ----
      Transition Report on Form 20-F
 ----
      Transition Report on Form 11-K
 ----
      Transition Report on Form 10-Q
 ----
      Transition Report on Form N-SAR
 ----
For the Transition Period Ended:
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

  Citigroup Mortgage Loan Trust 2006-HE3
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Full Name of the Issuing Entity

  Citigroup Mortgage Loan Trust Inc.
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Full Name of Registrant


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Former Name if Applicable

  390 Greenwich Street, 14th Floor
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Address of Principal Executive Office (Street and Number)

  New York, New York 10013
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
    X       portion thereof, will be filed on or before the fifteenth
   ----     calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

New Century has informed the Registrant it engaged an accounting firm to provide the Attestation Report. The accounting firm has informed New Century that it is in the process of preparing the Attestation Report, but it has not yet completed it. Moreover, the accounting firm has indicated that it does not expect to be able to complete the scope of its work sufficient to enable it to express an opinion on whether the Company is in compliance with the servicing criteria as required by regulation AB. The audit committee of New Century's parent corporation, New Century Financial Corporation, has initiated an independent investigation into the issues giving rise to New Century Financial Corporation's need to restate its 2006 interim financial statements, as well as the issues pertaining to New Century Financial Corporation's valuation of residual interests in securitizations and prior periods. This investigation has not yet been completed and, accordingly, the accounting firm has indicated it was not able to perform procedures necessary to complete its examination of New Century's compliance with the regulation AB servicing criteria. The accounting firm has also informed New Century that, to the extent it completes an Attestation Report, such report will disclaim an opinion as to New Century's compliance with the regulation AB servicing criteria.


New Century is contractually obligated to provide the Registrant with an Attestation Report by one or more registered public accounting firms related to its assessment of compliance. New Century is in breach of those obligations. New Century has taken measures to receive such Attestation Report from the accounting firm. Although the accounting firm has informed New Century that it continues to finalize the Attestation Report with the noted disclaimer, New Century does not expect to have such report prior to the 10-K filing deadline.





PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

  Ryan O'Conner                  212                      816-1273
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       (Name)                (Area Code)             (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If
    answer is no, identify report(s).               X   Yes        No
                                                   ----       ----

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
                                                          Yes   X  No
                                                     ----      ----
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                   Citigroup Mortgage Loan Trust Inc.
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              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   April 2, 2007                     By   /s/ Susan Mills
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                                                  Susan Mills
                                                  Vice President